EXHIBIT 99.2

PRESS RELEASE              FRIDAY, SEPTEMBER 29, 2000 5:52:00 AM EST

                           AMSTERDAM, The Netherlands, Sep 29, 2000 (BUSINESS
                           WIRE) -- Versatel Telecom International
                           N.V.VRSA;AEX:VRSA, today announced that shareholders have approved the appointment of Mr. Raj Raithatha as Chief Executive Officer (CEO) of Versatel. Founder and former CEO Gary Mesch will join the Supervisory Board and assume the non-executive Chairman's position, replacing the current Chairman Leo van Doorne, who will remain a member of the Supervisory Board. In addition, Versatel announced that Mr. Philippe Santin has accepted Mr. Raithatha's former position as Chief Financial Officer and will join the company on November 1, 2000.

                           Mr. Santin (46) has held the position of Chief Financial Officer with the privately owned metal packaging organization Impress Group B.V. since its formation in 1997. Impress Group achieved 1999 sales of EUR 1.2 billion with 39 plants and 7,200 employees operating in 13 countries. At Impress Group, he has been responsible for two major acquisitions, an IPO preparation and refinancing of EUR 600 million senior debt. Previous to his position at Impress Group he held several financial controller positions at Pechiney. At Pechiney, he worked in its subsidiaries Food Europe (1981-1997), Pechiney Corporation in the U.S. (1986-1991) and Aluminerie De Becancour in Quebec, Canada (1983-1986). Mr. Santin will lead Versatel's finance team and will be responsible for all financial activities for the company and its subsidiaries.

                           In order to further increase the management strength and dept the Executive Board has been restructured. Besides Mr. Aad Beekhuis (Chief Operations Officer), Mr. Marc van der Heijden (VP Regulatory Affairs) and Mr. Greg Mesch (Chief Executive Officer Versatel Internet Group), Mr. Jan van Berne (General Counsel and VP Legal and Corporate Affairs) and Mr. Daniel Hayes (Chief Information Officer) have been appointed as members of the Executive Board. Mr. Van Berne, responsible for all Legal and Corporate Affairs at Versatel, has been with the company for almost two years and has acted as Secretary of the Supervisory Board and played a key role in all of the company's financial and acquisition activities. Mr. Hayes joined Versatel more than six months ago on an interim basis from Andersen Consulting and permanently accepted the position of CIO last May. Mr. Hayes oversees all IT related activities and departments.

                           On September 1, 2000, Mr. Larry Hendrickson (former Chief Technology Officer) stepped down from the Executive Board for


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                           personal reasons. Mr. Hendrickson has assumed the
                           role "Senior Technology Advisor" and will remain with Versatel during a transition period ending in April 2001. In addition, Executive Board member Mr. Frits Kunnen (former Interim COO) retired on September 1, 2000.

                           Versatel's Supervisory Board now consists of Gary Mesch, Leo van Doorne, James Meadows Jr., Sander van Brummelen, Jorg Mohaupt and Hans Wackwitz.

                           Versatel Telecom International N.V. VRSA based in Amsterdam, is a rapidly growing, facilities-based, competitive local access broadband network operator focused on The Netherlands, Belgium and Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 42,500 business customers and 1,400 employees. Versatel is currently building a broadband network that will use the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. In addition to the CLEC, Versatel group includes VersaPoint, a 50/50 joint venture with US-based NorthPoint (www.northpoint.net), which is building a pan-European high-speed DSL Internet access network and Versatel Internet Group, a concentration of consumer and business ISPs, portals, and hosting companies. Versatel is a publicly traded company on the Amsterdam Stock Exchanges and Nasdaq National Market under the symbol "VRSA". News and information are available at www.versatel.com. (Certain statements in this Press Release are "forward-looking statements" within the meaning of The Private Securities Litigation Act of 1995. Such statements are based on the current expectations of the management of Versatel International NV only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products or services, inability to timely develop and introduce new technologies, products and services, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, and construction delays, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports to be filed from time to time with the Securities and Exchange Commission.)

                           Note to Editors: The Versatel brand is a registered trademark of Versatel Telecom International N.V.


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                           CONTACT:  Versatel Telecom International NV

                                     Stephanie Kies
                                     Director Corporate Communications
                                     Tel:   +31-20-750-1300
                                     E-mail: stephanie.kies@versatel.nl
                                     OR
                                     Mark Lazar
                                     Vice President Investor Relations
                                     Tel:   +31-20-750-1079
                                     E-mail: mark.lazar@versatel.nl


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